Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

July 17, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Ethereum Fund File No. 333-278249

Dear Mr. and Ms. Gessert and Berkheimer:

This letter responds to your comments regarding Amendment No. 4 to the registration statement filed on Form S-1 for the Fidelity Ethereum Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 8, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – THE TRUST’S SERVICE PROVIDERS

The Staff notes the revisions the Trust made in response to prior comment 5. Please describe whether the Trust has entered into an agreement with any ether trading counterparty who has not consented to be identified as such in this Prospectus. Additionally, if the Trust has entered into an agreement with such an entity, please revise to identify that entity or explain why the Trust is not required to do so.

RESPONSE TO COMMENT 1

The disclosure has been revised to identify all of the Trust’s ether trading counterparties.

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Charlotte Chicago New York Salt Lake City San Francisco Washington, DC

United States Securities and Exchange Commission

Division of Corporation Finance

July 17, 2024

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren